Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2026. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section in our annual report on Form 20-F for the year ended December 31, 2025 titled “Item 3. Key Information—D. Risk Factors.”

Our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms “dollar,” “USD” or “$” refer to U.S. dollars. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “GH Research” or “GH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to GH Research PLC and its consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate, and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and a multi-center randomized, double-blind, placebo-controlled Phase 2b trial with an Open-Label Extension of GH001 in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in TRD patients.

We have incurred losses since inception, including losses of $46.6 million for the nine months ended September 30, 2026, and losses of $48.3 million and $39.0 million for the years ended December 31, 2025 and 2024, respectively. As of September 30, 2026, we had an accumulated deficit of $200.0 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities, and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002, and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;
•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001 and GH002 including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
•	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
•
adapt to ongoing changes in global economic conditions, including but not limited to continuing inflation, imposition of tariffs and trade barriers, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from conflicts in Eastern Europe and the Middle East, tariff and trade wars, or increased tensions between China and Taiwan;

•	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
•	incur increased costs as a result of operating as a public company.

In addition, as we progress toward marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.

Business Updates

Global Pivotal Program of GH001 in TRD

The final results of our Phase 1 trial GH001-HV-106 in healthy volunteers support one fixed dose of GH001 per treatment visit with our novel GH001 Aerosol Delivery System (ADS). Our Phase 2b trial, which used a third-party vaporizer, titrated patients to a peak experience with an individualized dosing regimen (IDR) of up to three doses per treatment visit: 23% of patients had reached a peak experience after the 6 mg dose, 62% after the 6 mg and 12 mg doses and 86% after the 6 mg, 12 mg and 18 mg doses (19, 50 and 70 of 81 patients). The ADS delivers a consistent dose through reduced variability (82% to 89% of the loaded dose in bench testing, compared with 55% to 79%). In GH001-HV-106, peak experience rates across increasing single doses showed a consistent dose response, up to 88% of participants (7 of 8) at a dose we plan to take into the pivotal program. We expect the single fixed dose allows for a ~1-hour fixed treatment visit in clinical practice.

We have received positive initial feedback from the U.S. Food and Drug Administration (FDA) on the design of our pivotal program in treatment-resistant depression (TRD) using the novel GH001 ADS. As currently planned, the pivotal trials will be randomized and double-blind, comparing parallel fixed-dose arms with placebo, with one fixed dose per treatment visit, a primary endpoint of Montgomery-Åsberg Depression Rating Scale (MADRS) change from baseline at Week 4 and a 12-week double-blind period. We expect to hold an End-of-Phase 2 meeting with the FDA in Q1 2027 to finalize the design and to initiate the pivotal program in TRD shortly thereafter, subject to final alignment.

GH001 in Postpartum Depression

In our open-label Phase 2a trial of GH001 in postpartum depression (PPD) (GH001-PPD-203), all ten patients were in remission at 2 hours, on Day 2 and on Day 8 after a single administration day with the IDR, and the primary endpoint was met with a MADRS reduction from baseline of -35.4 points on Day 8 (p<0.0001). We plan to advance GH001 in PPD into a pivotal program with one fixed dose per treatment visit via the ADS and are targeting initiation in the second half of 2027, subject to final regulatory alignment.

Corporate Update

In a separate press release issued today, we announced the appointment of Vanina Popova, MD, as Chief Development Officer, to lead the clinical development of GH001 into our pivotal programs. Dr. Popova was previously at Johnson & Johnson, where she worked on the clinical development of Spravato® (esketamine) and was the lead author of the publication of TRANSFORM-2, its pivotal Phase 3 trial in TRD.

On August 24, 2026, Julie Ryan, VP, Finance and Principal Financial Officer of the Company went on maternity leave. In Ms. Ryan’s absence, other executive officers of the Company will assume many of Ms. Ryan’s duties while remaining in their current positions. In particular, Magnus Halle, Managing Director, Ireland, will act as the Company’s Principal Financial Officer during the term of Ms. Ryan’s maternity leave, after which she will return to her position as VP, Finance and Principal Financial Officer.

Scientific Presentations

In September 2026, we presented a poster at the International Society for Bipolar Disorders (ISBD) 2026 Annual Conference with data from our Phase 2a GH001-BD-202 trial in patients with bipolar II disorder showing rapid and clinically meaningful improvement in anhedonia.

In October 2026, we hosted an industry symposium on rapid-acting antidepressants in TRD and presented three posters at the 39th European College of Neuropsychopharmacology (ECNP) Congress, including data from our Phase 2b GH001-TRD-201 trial showing improvements on Day 8 in patient-reported quality of life (Q-LES-Q-SF change from baseline, 20.6 points, p<0.0001) and in MADRS anhedonia factor score (change from baseline -9.9 points, p<0.0001), both maintained at Month 6 with infrequent treatment in the open-label extension, as well as efficacy and safety data from GH001-BD-202.

Results of Operations

Comparison of the Three months ended September 30, 2026 and 2025

The following table summarizes our results of operations for the three months ended September 30, 2026 and 2025:

	Three months ended September 30
	2026	2025	Change
	(in USD thousands)
Operating Expenses:
Research and development	(10,071)	(10,567)	496
General and administrative	(5,285)	(5,998)	713
Loss from operations	(15,356)	(16,565)	1,209
Net finance income[1]	2,921	2,792	129
Foreign exchange loss	(15)	(247)	232
Loss for the period	(12,450)	(14,020)	1,570
1Net finance income for the three months ended September 30, 2026 and 2025, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended September 30, 2026 and 2025:

	Three months ended September 30
	2026	2025	Change
	(in USD thousands)
External research and development expenses[1]	(6,377)	(7,076)	699
Employee expenses[2]	(3,694)	(3,491)	(203)
Research and development	(10,071)	(10,567)	496
1 Includes depreciation expense.
2 Includes a share-based compensation expense of $0.9 million and $1.1 million for the three months ended September 30, 2026 and 2025, respectively.

The following table summarizes our research and development expenses for our product candidates for the three months ended September 30, 2026 and 2025:

	Three months ended September 30
	2026	2025	Change
	(in USD thousands)
GH001	(6,203)	(7,412)	1,209
GH002	(3)	(255)	252
Related to multiple product candidates and exploratory work for potential future product candidates	(3,865)	(2,900)	(965)
Research and development	(10,071)	(10,567)	496

Research and development expenses decreased by $0.5 million to $10.1 million for the three months ended September 30, 2026, from $10.6 million for the three months ended September 30, 2025. The decrease is primarily due to decreased technical development and clinical development expenses. These decreases have been partly offset by an increase in employee expenses and a decrease in the benefit of a research and development tax credit.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 decreased by $1.2 million in the three months ended September 30, 2026, primarily due to a decrease in technical development and clinical development expenses.

Research and development expenses relating to GH002 decreased by $0.3 million in the three months ended September 30, 2026, primarily due to a decrease in nonclinical expenses.

Research and development expenses relating to multiple product candidates increased by $1.0 million in the three months ended September 30, 2026, primarily due to an increase in nonclinical expenses, an increase in employee expenses and a decrease in the benefit of a research and development tax credit.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended September 30, 2026 and 2025:

	Three months ended September 30
	2026	2025	Change
	(in USD thousands)
External costs[1]	(3,223)	(3,694)	471
Employee expenses[2]	(2,062)	(2,304)	242
General and administrative	(5,285)	(5,998)	713
1 Includes depreciation expense.
2 Includes a share-based compensation expense of $0.9 million and $1.2 million for the three months ended September 30, 2026 and 2025, respectively.

General and administrative expenses decreased by $0.7 million to $5.3 million for the three months ended September 30, 2026, from $6.0 million for the three months ended September 30, 2025. The decrease is primarily due to a decrease in professional fees.

Net Finance Income

Net finance income increased by $0.1 million to $2.9 million for the three months ended September 30, 2026, from $2.8 million for the three months ended September 30, 2025. The increase is primarily due to an increase in finance income relating to return on investments.

Foreign Exchange Loss

Foreign exchange loss is $15 thousand for the three months ended September 30, 2026, a movement of $0.2 million from a loss of $0.2 million for the three months ended September 30, 2025. This movement is primarily as a result of the translation of our assets and liabilities from their denominated currencies into the functional currency of each entity.

Comparison of the Nine months ended September 30, 2026 and 2025

The following table summarizes our results of operations for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30
	2026	2025	Change
	(in USD thousands)
Operating Expenses:
Research and development	(34,849)	(27,377)	(7,472)
General and administrative	(18,711)	(16,624)	(2,087)
Loss from operations	(53,560)	(44,001)	(9,559)
Net finance income[1]	7,613	8,267	(654)
Foreign exchange (loss)/gain	(616)	1,613	(2,229)
Loss for the period	(46,563)	(34,121)	(12,442)
1Net finance income for the nine months ended September 30, 2026 and 2025, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30
	2026	2025	Change
	(in USD thousands)
External research and development expenses[1]	(23,163)	(18,644)	(4,519)
Employee expenses[2]	(11,686)	(8,733)	(2,953)
Research and development	(34,849)	(27,377)	(7,472)
1 Includes depreciation expense.
2 Includes share-based compensation expense of $3.1 million and $2.7 million for the nine months ended September 30, 2026 and 2025, respectively.

 The following table summarizes our research and development expenses for our product candidates for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30
	2026	2025	Change
	(in USD thousands)
GH001	(22,855)	(18,249)	(4,606)
GH002	(396)	(1,760)	1,364
Related to multiple product candidates and exploratory work for potential future product candidates	(11,598)	(7,368)	(4,230)
Research and development	(34,849)	(27,377)	(7,472)

Research and development expenses increased by $7.5 million to $34.8 million for the nine months ended September 30, 2026, from $27.4 million for the nine months ended September 30, 2025. The increase is primarily due to increased expenses relating to our technical development and clinical development expenses, including clinical trial expenses, as well as employee expenses. These increases have been partly offset by a decrease in nonclinical expenses.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $4.6 million in the nine months ended September 30, 2026, primarily due to increased expenses relating to our technical development and clinical development expenses, including clinical trial expenses. These increases have been partly offset by a decrease in nonclinical expenses.

Research and development expenses relating to GH002 decreased by $1.4 million in the nine months ended September 30, 2026, primarily due to a decrease in nonclinical expenses.

Research and development expenses relating to multiple product candidates increased by $4.2 million in the nine months ended September 30, 2026, primarily due to an increase in nonclinical expenses as well as employee expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the nine months ended September 30, 2026, and 2025:

	Nine months ended September 30
	2026	2025	Change
	(in USD thousands)
External costs[1]	(12,463)	(10,402)	(2,061)
Employee expenses[2]	(6,248)	(6,222)	(26)
General and administrative	(18,711)	(16,624)	(2,087)
1 Includes depreciation expense.
2  Includes share-based compensation expense of $2.7 million and $3.2 million for the nine months ended September 30, 2026 and 2025, respectively.

General and administrative expenses increased by $2.1 million to $18.7 million for the nine months ended September 30, 2026, from $16.6 million for the nine months ended September 30, 2025. The increase is primarily due to an increase in professional fees.

Net Finance Income

Our net finance income decreased by $0.7 million to $7.6 million for the nine months ended September 30, 2026, from $8.3 million for the nine months ended September 30, 2025. The decrease is primarily due to a decrease in finance income relating to return on investments.

Foreign Exchange (Loss)/Gain

Foreign exchange loss is $0.6 million for the nine months ended September 30, 2026, a movement of $2.2 million from a gain of $1.6 million for the nine months ended September 30, 2025. This movement is primarily a result of the translation of our assets and liabilities from their denominated currencies into the functional currency of each entity.

Liquidity and Capital Resources

Sources of Liquidity

As of September 30, 2026, we had cash, cash equivalents and marketable securities of $350.6 million, compared to $280.7 million as of December 31, 2025. In April 2026, we completed an underwritten offering of ordinary shares and received net proceeds of $111.2 million, after deducting underwriting discounts and offering expenses. In May 2026, we established an at-the-market offering program, or ATM, pursuant to which we may offer and sell ordinary shares with an aggregate offering price of up to $200.0 million. As of September 30, 2026, no ordinary shares had been sold under the ATM. We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in dilution to our shareholders.

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering.

Cash Flows

The following table provides information regarding our cash flows for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30
	2026	2025	Change
	(in USD thousands)
Net cash flows used in operating activities	(36,337)	(31,222)	(5,115)
Net cash flows from investing activities	25,765	37,332	(11,567)
Net cash flows from financing activities	111,840	139,719	(27,879)
Net increase in cash and cash equivalents	101,268	145,829	(44,561)

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by $5.1 million to $36.3 million for the nine months ended September 30, 2026, from $31.2 million for the nine months ended September 30, 2025, due to an increase in loss from operations for the period and movement in working capital.

Net Cash Flows From Investing Activities

Net cash flows from investing activities decreased by $11.6 million to $25.8 million for the nine months ended September 30, 2026, from $37.3 million for the nine months ended September 30, 2025, primarily due to a decrease in the proceeds from the sale of other financial assets.

Net Cash Flows From Financing Activities

Net cash flows from financing activities decreased by $27.9 million to $111.8 million for the nine months ended September 30, 2026, from $139.7 million for the nine months ended September 30, 2025. The decrease is due to the difference in proceeds from the offerings completed in the respective periods.

Funding Requirements

We expect our expenses to continue to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we have incurred and expect to continue to incur additional costs associated with operating as a public company. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the year ended December 31, 2025, and this discussion and analysis. We believe that we have sufficient financial resources available to cover our planned cash outflows for at least the next twelve months.

Critical Accounting Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those referred to in the section in our annual report on Form 20-F for the year ended December 31, 2025, titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) was enacted. As an emerging growth company, or EGC, we rely on exemptions and reduced reporting requirements under the JOBS Act including exemptions from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.235 billion; (ii) following the fifth anniversary of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.

Recently Issued Accounting Pronouncements

As disclosed in note 2 to our unaudited condensed consolidated interim financial statements, there are no standards that are mandatory for the financial year beginning on January 1, 2026, that are relevant to, and have had any material impact on, our unaudited condensed consolidated interim financial statements. The review of the impact of new standards on our unaudited condensed consolidated interim financial statements, including IFRS 18 “Presentation and Disclosure in Financial Statements”, which is not yet effective, and which has not been early adopted by us, is ongoing.

Risk Factors

There have been no material changes in our risk factors since those reported in our annual report on Form 20-F for the year ended December 31, 2025.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that are, or may be deemed to be, forward-looking. All statements other than statements of historical fact included in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “may,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” “potential” and “ongoing,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “—Risk Factors” herein and the section in our annual report on Form 20-F for the year ended December 31, 2025, titled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•	the commencement, timing, progress and results of our research and development programs, nonclinical studies and clinical trials;
•
the timing, progress and results of developing and conducting clinical trials for our GH001 and GH002 product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in Europe;
•
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001 and GH002 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001 and GH002 product candidates;
•
the timing, scope or likelihood of regulatory filings and approvals by the FDA, the EMA, or other comparable foreign regulatory authorities, for our GH001 and GH002 product candidates and our initial and any additional indications;

•	our expectations regarding the size of the eligible patient populations for our GH001 and GH002 product candidates, if approved for commercial use;
•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;
•
the effect of pandemics, such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001 and GH002 product candidates;
•
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001 and GH002 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;
•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;
•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;
•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;
•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;
•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;
•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;
•
continuing inflation, imposition of tariffs and trade barriers, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from, conflict in Eastern Europe and the Middle East, tariff and trade wars, or increased tensions between China and Taiwan;

•	developments and projections relating to our competitors and our industry;
•	our ability to maintain an effective system of internal control over financial reporting;
•	the amount of time that our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations and capital expenditures;
•	our estimates regarding expenses, capital requirements and needs for additional financing;
•	our ability to effectively manage our anticipated growth;
•	our ability to attract and retain qualified employees and key personnel;
•	whether we are classified as a passive foreign investment company for current and future periods;
•	our expectations regarding the time during which we will be an EGC under the JOBS Act or the time during which we will be a foreign private issuer;
•	the future trading price of the ordinary shares and impact of securities analysts’ reports on this price; and
•	other risks and uncertainties, including those listed under “—Risk Factors” herein and “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section titled “—Risk Factors” herein and the sections in our annual report on Form 20-F for the year ended December 31, 2025, titled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for the year ended December 31, 2025, and this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.